[redacted]

15045697

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 6 2015
WASH, D.C.
201

UNITED
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Epoch Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 Turnpike Road, Suite 210
(No. and Street)

Southborough (City) MA (State) 01772 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeffrey Harpel (717) 249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

February 24, 2015

132 Turnpike Road, Suite 210
Southborough
Worcester County
Commonwealth of Massachusetts
United States of America

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Epoch Securities, Inc. as of December 31, 2014, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Nicholas von Moltke
Chief Executive Officer and President
Epoch Securities, Inc.

Notary Public

Subscribed and sworn before me;

This 24th day of February, 2015

VICTORIA GONZALEZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 02GO6313927
Qualified in Queens County
My Commission Expires October 27, 2018

EPOCH SECURITIES, INC.

Statement of Financial Condition
As of December 31, 2014

EPOCH SECURITIES, INC.
Statement of Financial Condition

INDEX

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Epoch Securities, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Epoch Securities, Inc. at December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 4 to the financial statement, the Company has entered into significant transactions with Global Atlantic Financial Company and Commonwealth Annuity and Life Insurance Company, both of which are related parties. Our opinion is not modified with respect to this matter.

PricewaterhouseCoopers LLP

February 24, 2015

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

EPOCH SECURITIES, INC.

Statement of Financial Condition

	As of December 31, 2014
Assets	
Cash	$ 4,462,404
Receivable from affiliate	24,936
Total assets	**$ 4,487,340**
Liabilities and shareholder's equity	
Payable to affiliate	$ 408,638
Accrued audit fees	33,410
Other accrued expenses and liabilities	32,350
Total liabilities	474,398
Shareholder's equity	
Common stock, par value $0.01 per share, 1000 shares authorized, issued and outstanding	10
Additional paid-in capital	4,012,932
Retained earnings	-
Total shareholder's equity	4,012,942
Total liabilities and shareholder's equity	**$ 4,487,340**

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statements

Note 1.
Description of Business

Epoch Securities, Inc. (the "Company") is a registered U.S. broker-dealer and is a wholly-owned subsidiary of Global Atlantic (Fin) Company ("GAFC"), a Delaware corporation. The Company acts as the principal underwriter and distributor of variable insurance products issued by an affiliate, Commonwealth Annuity and Life Insurance Company ("CWA"). Additionally, the Company offers common remitter services to certain retirement plan providers.

Note 2.
Basis of Presentation

These financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and include the accounts of the Company and the results of transactions with affiliated entities. These are primarily commission based and expense-sharing transactions. See Note 4 for additional information.

Note 3.
Significant Accounting Policies

The Company's significant accounting policies include the use of estimates and revenue recognition which are discussed in detail below. All other significant accounting policies are included in the following footnotes:

Transactions with Related Parties	Note 4
Contingencies	Note 5
Income Taxes	Note 6
Net Capital Requirements	Note 7
Subsequent Events	Note 8

Use of Estimates

Preparation of these financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

Cash

The Company defines cash as highly liquid overnight deposits held in non-interest bearing accounts in the ordinary course of business. At December 31, 2014, cash is comprised of amounts held in a third-party financial institution.

Note 4.
Transactions with Related Parties

As of October 1, 2013, and amended on January 1, 2014, the Company has a services and expense agreement with an affiliate, Global Atlantic Financial Company ("Service Co."), a Delaware corporation, in which the Company receives management and administrative support services required to conduct its business. Related to this agreement, the Company also has a shared services agreement with CWA, in which CWA provides certain services and facilities to the Company, and the Company provides certain variable product underwriting services to CWA.

At December 31, 2014, the Company held approximately $450 thousand in funds due to CWA for transactions related to variable insurance products, and approximately $475 thousand due from CWA for service fees. As allowed by the shared services agreement, the Company's net receivable from CWA was approximately $25 thousand. Also, at December 31, 2014, the Company had a payable to Service Co. for approximately $409 thousand. The Company's receivable and payable balances will be settled within one year.

Note 5.
Contingencies

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's businesses. As of December 31, 2014, the Company was not named in any pending litigations and therefore did not have a litigation reserve.

Notes to Financial Statements

Note 6.
Income Taxes

Provision for Income taxes

The Company is included with GAFC and subsidiaries in the consolidated corporate federal tax return as well as in certain consolidated/combined state and local tax returns. At December 31, 2014, the Company has no current tax liability.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company had no deferred tax asset or liability at December 31, 2014.

Unrecognized Tax Benefits

The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2014, the Company did not have a liability for uncertainty in income taxes. All years subsequent to and including 2008 for U.S. Federal and 2007 for New York State and City remain open to examination by the taxing authorities.

Note 7.
Net Capital Requirements

The Company is a registered U.S. broker-dealer and is subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which specifies uniform minimum net capital requirements. The Company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of December 31, 2014, the Company had regulatory net capital, as defined by Rule 15c3-1, of $4.0 million, which exceeded the amount required by $3.7 million.

As it relates to its common remitter services, the Company is in compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(i) which prescribes the maintenance of a "Special Account for the Exclusive Benefit of Customers." Customer funds deposited in the bank account have not been commingled with the proprietary activities of the Company and the account has been used in accordance with the purpose stated in its application relating to a proposed expansion in business activities filed with, and approved by, the National Association of Securities Dealers in 2007.

Note 8.
Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 24, 2015, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosures.